# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Anterix Inc., CIK 0001304492
CUSIP: 03676C100
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3 Garret Mountain Plaza, Suite 401, Woodland Park, New Jersey (NJ), 07424
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001512716-25-000012
Filed by CIK 0001512716

## Reporting persons
- DG Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 744,544; sole dispositive power 0; shared dispositive power 744,544; aggregate amount beneficially owned 744,544 (4% of the class)
  Comment: Please see note in Item 4(a)
- Dov Gertzulin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 744,544; sole dispositive power 0; shared dispositive power 744,544; aggregate amount beneficially owned 744,544 (4% of the class)
  Comment: Please see note in Item 4(a)

## Item 1. Issuer
Name of issuer: Anterix Inc.
Address of issuer's principal executive offices:
3 Garret Mountain Plaza, Suite 401
Woodland Park, New Jersey 07424

## Item 2. Person Filing
Name of person filing:
DG Capital Management, LLC*
Dov Gertzulin*
Address of principal business office or, if none, residence:
460 Park Avenue, 22nd Floor
New York, NY 10022
Citizenship:
DG Capital Management, LLC - Delaware
Dov Gertzulin - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
DG Capital Management, LLC: 744,544*

Dov Gertzulin: 744,544*

*The Common Stock (the "Shares") of Anterix Inc. (the "Issuer") reported herein represents Shares that are held by private investment funds and separately managed accounts (the "DG Entities") for which DG Capital Management, LLC serves as the investment manager (the "Investment Manager"). Dov Gertzulin serves as the managing member of the Investment Manager (the "Managing Member," and collectively with the DG Entities and the Investment Manager, the "Reporting Persons.") By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the DG Entities.

The percent of class reported herein is based upon statements in the Issuer's Form 10-Q filed on August 12, 2025 that there were 18,739,790 Shares outstanding as of August 8, 2025.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Persons pecuniary interest, if any, therein.
Percent of class:
DG Capital Management, LLC - 4.0%*
Dov Gertzulin - 4.0%*
Sole power to vote or to direct the vote:
DG Capital Management, LLC - 0
Dov Gertzulin - 0
Shared power to vote or to direct the vote:
DG Capital Management, LLC - 744,544*
Dov Gertzulin - 744,544*
Sole power to dispose or to direct the disposition:
DG Capital Management, LLC - 0
Dov Gertzulin - 0
Shared power to dispose or to direct the disposition:
DG Capital Management, LLC - 744,544*
Dov Gertzulin - 744,544*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- DG Capital Management, LLC: /s/ Dov Gertzulin, Dov Gertzulin, Managing Member (11/12/2025)
- Dov Gertzulin: /s/ Dov Gertzulin, Dov Gertzulin, Individually (11/12/2025)